UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                   FORM 15

        CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
     SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934.

                                           Commission File Number:  0-20380

                         First Federal Bancorp, Inc.
           ------------------------------------------------------
           (Exact name of registrant as specified in its charter)

                              505 Market Street
                           Zanesville, Ohio 43701
                               (740) 588-2222
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   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Common shares, without par value
          --------------------------------------------------------
          (Title of each class of securities covered by this Form)

                                    None
     -------------------------------------------------------------------
     (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

            Rule 12g-4(a)(1)(i)     [X]
            Rule 12g-4(a)(1)(ii)    [ ]
            Rule 12g-4(a)(2)(i)     [ ]
            Rule 12g-4(a)(2)(ii)    [ ]
            Rule 12h-3(b)(1)(i)     [X]
            Rule 12h-3(b)(1)(ii)    [ ]
            Rule 12h-3(b)(2)(i)     [ ]
            Rule 12h-3(b)(2)(ii)    [ ]
            Rule 15d-6              [ ]

      Approximate number of holders of record as of the certification or
notice date:      None*
               ----------

      *There are no holders of record of the common shares of First Federal Bancorp, Inc. as of the date hereof. All of the outstanding common shares of First Federal Bancorp, Inc. were converted into the right to receive $13.25 cash pursuant to the merger of Park Merger Corp., a wholly-owned subsidiary of Park National Corporation, with and into First Federal Bancorp, Inc., immediately followed by the merger of First Federal Bancorp, Inc. with and into Park National Corporation, which mergers became effective as of December 31, 2004.


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      Pursuant to the requirements of the Securities Exchange Act of 1934,
Park National Corporation, as successor by merger to First Federal Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: January 6, 2005                  By: /s/ John W. Kozak
                                           -----------------
                                           John W. Kozak,
                                           Senior Vice President and
                                           Chief Financial Officer


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